FOR IMMEDIATE RELEASE
                                                  ---------------------

                   ZENITH ANNOUNCES 1994 RESULTS,

                    NARROWS LOSS BY $83 MILLION

GLENVIEW, Ill., Feb. 15, 1995 -- Reflecting a significant increase in sales and major progress in implementing its re-engineering programs, Zenith Electronics Corporation narrowed its full-year loss by $83 million in 1994 compared with 1993, the company announced today.
   The company's 1994 net loss was $14.2 million, or 34 cents per share, compared with a 1993 net loss of $97.0 million, or $3.01 per share.
(Results for 1993 included $31 million of restructuring and other charges.)
   Sales in 1994 rose by 20 percent to $1,469 million from $1,228 million in 1993, despite $46 million in lower consumer products prices and $59 million in lower sales for non-core business areas.
   For the fourth quarter of 1994, Zenith reported a net loss of $3.3 million, or 7 cents per share, compared with a net loss of $36.0 million (including the $31 million in special charges), or $1.04 per share, in the fourth quarter of 1993.
   "We made significant progress on our road to recovery in 1994 as we focused on our core Consumer Electronics and Network Systems business," said Chairman and Chief Executive Officer Jerry K. Pearlman. "While the pricing environment continues to be difficult, Zenith is emerging as a much stronger competitor."
   He cited the success of company-wide re-engineering efforts that reduced full-year costs by about $40 million and the re-positioning of Zenith's color TV and cable products that helped boost core business revenues by about $300 million. The North American Free Trade Agreement (NAFTA) also had a positive effect on Zenith's results by increasing sales of TVs in Mexico and picture tubes in the United States, and by reducing duties.
   Industry color TV unit sales to dealers increased by 9.6 percent to a record 27.4 million units in 1994. Zenith's overall rate of increase was stronger than the industry's, and especially strong in key industry-growth categories, such as projection TV, large-screen table models and combination TV-VCR products.
   Zenith's sales of color picture tubes to other manufacturers increased in 1994, due in large part to increased demand resulting from the NAFTA. The industry-wide glass shortage did not limit Zenith's picture tube production.
In fact, the company expanded production capacity in 1994 and raised picture tube prices.
   Revenues were up by about 40 percent for Zenith's Network Systems business area, which designs and manufactures set-top boxes and other products primarily for cable TV operators. Spurring the sales growth in this core business area was the strong acceptance of set-top boxes with new on-screen display and interactive capabilities.
   Sales for non-core businesses, primarily the magnetics and computer monitor business areas that were sold or phased out in 1994, declined to $22 million from $81 million in 1993. Zenith's improved overall results in 1994 reflect a significant reduction in losses from non-core businesses.
   Zenith realized a gain of $11 million on 1994 asset sales, including more than 3 million square feet of excess plant and office space, 98 acres of vacant land, and assets related to the magnetics business.
   The fourth-quarter 1994 loss of $3.3 million compares to a loss of $5.0 million (excluding the restructuring and other charges) in the fourth quarter of 1993. The 1994 quarterly results reflect the positive effect of higher sales and cost reductions, which was offset in part by $13 million of year-over-year price declines, including a $4 million accrual for further price actions implemented in late 1994 and early 1995. A $4 million gain on the sale of vacant land was offset by a $4 million reserve related to the replacement of defective integrated circuits in some cable decoders. In addition, the fourth quarter reflected significant increases in advertising expenses.
   Sales were $454 million in the fourth quarter of 1994, a 26 percent increase from $361 million in the 1993 fourth quarter. Non-core business sales were $6 million in the quarter, a decline of $8 million from the same period a year earlier. Although the color TV sales growth rate slowed for the industry in November and December and for Zenith in December, the company's unit sales for color TVs and set-top boxes both were up sharply in the quarter.
   Through the first five weeks of 1995, industry and Zenith color TV unit sales to dealers have declined compared with the same period last year in both the United States and Mexico. Zenith's first-quarter sales also have been affected by start-up problems, which now appear to be resolved, related to a new distribution center.

MEDIA CONTACT:  John Taylor (708) 391-8181
INVESTOR CONTACT:  Bill McNitt (708) 391-7713


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                      ZENITH ELECTRONICS CORPORATION
                  STATEMENTS OF CONSOLIDATED OPERATIONS
                 (In millions, except per share amounts)





                                         (Unaudited)
                                      Three Months Ended   Twelve Months Ended
                                     -------------------   -------------------
                                     Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,
                                       1994       1993       1994       1993
                                     --------   --------   --------   --------

Net sales                            $ 453.5    $ 361.2    $1,469.0   $1,228.2
                                     --------   --------   ---------  ---------

Costs, expenses and other:
 Cost of products sold                 421.5      335.1     1,350.2    1,163.9
 Selling, general and administrative    38.7       24.3       117.1       92.5
 Engineering and research               11.4       11.2        45.4       47.8
 Other operating expense (income), net (14.7)      (8.7)      (33.6)     (25.2)
 Restructuring and other charges         --        31.0         --        31.0
                                     --------   --------   ---------  ---------

Operating income (loss)                 (3.4)     (31.7)      (10.1)     (81.8)
Gain on asset sales, net                 4.1        --         11.0        --
Interest expense                        (4.1)      (4.4)      (15.9)     (15.5)
Interest income                           .1        --           .5         .3
                                     --------   --------   ---------  ---------

Income (loss) before income taxes       (3.3)     (36.1)      (14.5)     (97.0)
Income taxes (credit)                    --         (.1)        (.3)       --
                                     --------   --------   ---------  ---------

Net income (loss)                    $  (3.3)   $ (36.0)   $  (14.2)  $  (97.0)
                                     ========   ========   =========  =========

Net income (loss) per share of
 common stock                        $  (.07)   $ (1.04)   $   (.34)  $  (3.01)
                                     ========   ========   =========  =========

Average shares outstanding              45.1       34.7        42.0       32.3